"Exemption No. 82-3998"

# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

03003162

03 JAN -2 AM 8:15

Ref.:
Ellen W. Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 21.12.2001



## ORK – Trade subject to notification

Finn Jebsen, Group Chief Executive of Orkla ASA, has on the 21.12.2001 bought 12,000 shares in Orkla ASA at a price of NOK 143.99. His total shareholding after this transaction is 205,204 shares.

dlw 1/22

"Exemption No. 82-3998"

# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

Ref.:
Ellen W. Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 21.12.2001

## ORK – Trade subject to notification

Portfolio Manager Anders Berggren, Orkla ASA, has on the 21.12.2001 bought 1,500 shares in Orkla ASA at a price of NOK 144.50. His total shareholding after this transaction is 4,371 shares.

# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 21.12.2001

## ORK – Transfer of own shares to employees

Please confer stock exchange notification dated 23.11.2001 regarding Orkla's offer to its employees to buy Orkla-shares. Orkla has a result of this programme today transferred 279,150 Orkla-shares to its employees.

After this transaction Orkla owns 8,557,702 Orkla-shares.

# Notice to The Oslo Stock Exchange

"Exemption No. 82-3998"

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 20.12.2001

## ORK – Demerger of Oktav Invest registered

Please confer stock exchange notification dated 21.09.2001 regarding the demerger of Oktav Invest. The demerger has today been registered with the relevant authorities and is effective from this date.

After the demerger Orkla owns 8,836,852 Orkla-shares.